December 30, 2009

BY FAX AND U.S. MAIL

Charlene Grant, Esq.
Assistant Vice President
Law Department
Pacific Life Insurance Company
700 Newport Center Drive
Newport Beach, CA 92660

Re: Pacific Select Exec Separate Account of Pacific Life Insurance Co.
       Post-Effective Amendment No. 26
       File No. 333-150092

       Pacific Select Exec Separate Account of Pacific Life Insurance Co.
       Post-Effective Amendment No. 5
       File No. 333-152224

Dear Ms. Grant:

I am writing to express serious concerns regarding the above-referenced post-effective amendments, which were filed on November 3, 2009. These filings added disclosure to the registration statements for certain variable life insurance contracts regarding a new equity-indexed investment option to be made available under the contracts. We understand that Pacific Life Insurance Co. ("Pacific Life") does not intend to register the equity-indexed investment option under the Securities Act of 1933 ("Securities Act").

The post-effective amendments raise significant disclosure issues, and the filings have the potential to mislead investors in the contracts. We are especially concerned by statements in the registration statements regarding the legal status of the equity-indexed investment option and by apparent deficiencies in the prospectus disclosures with respect to the features of the equity-indexed investment option.

Each of the prospectuses includes an unqualified statement to the effect that the "Fixed Options," as defined in the prospectuses, are not securities and therefore are not subject to the federal securities laws. The post-effective amendments appear intended to include the equity-indexed investment option as a "Fixed Option," although the definition of "Fixed Options" was not amended to reflect this. If the unqualified statement to the effect that the federal securities laws are inapplicable is intended to apply to the equity-indexed investment option, then we believe that this statement would be misleading given the current state of the law regarding indexed investment options.

The status under the federal securities laws of equity-indexed life insurance contracts has not been addressed by the courts. Recent legal developments in the area of indexed annuities are informative, however. As you are no doubt aware, earlier this year, the Commission promulgated rule 151A, which was intended to clarify the status under the federal securities laws of indexed annuities. In the release adopting rule 151A, the Commission stated that the status of an indexed life insurance policy under the federal securities laws is a facts and circumstances determination, and that the considerations that form the basis for rule 151A are also relevant in analyzing indexed life insurance. See Securities Act Release No. 8996 (Jan. 8, 2009) [74 FR 3138, 3149 (Jan. 16, 2009)]. The U.S. Court of Appeals for the District of Columbia Circuit recently held that the Commission's interpretation embodied in rule 151A of "annuity contract" is reasonable. American Equity Investment Life Insurance Co. v. SEC, 572 F.3d 923 (D.C. Cir. 2009). However, the Court further held that rule 151A was not validly promulgated because of the Commission's failure adequately to consider the rule's effect on efficiency, competition, and capital formation. In light of the status of indexed life insurance under the federal securities laws, we believe that unqualified statements like those contained in the prospectuses are misleading when applied to equity-indexed investment options. At a minimum, the statements must contain significant qualifications explaining the current state of the law.

We note that the legal status of the filed equity-indexed investment options is particularly complicated by the fact that they will be marketed as an integrated whole with a registered variable life insurance contract. The registered variable investment options, which include an S&P 500 mutual fund, will be offered together with the equity-indexed investment option, which is linked to the performance of the S&P 500. Under these circumstances, we believe it would be difficult, if not impossible, to market the equity-indexed investment option as a conventional contract of insurance rather than an investment, a factor that courts and the Commission have deemed significant in concluding that a contract is not entitled to the insurance exemption in Section 3(a)(8) of the Securities Act.

We are also concerned by apparent deficiencies in the disclosure with respect to the features of the equity-indexed investment option. Regardless of whether the equity-indexed investment option is required to be registered, the prospectuses must fully and adequately disclose to a purchaser of the contract in plain English the significant features of the equity-indexed investment option. We note, for example, that the post-effective amendments do not adequately disclose how the equity-indexed investment option operates in several circumstances, such as withdrawals or surrenders prior to the end of a crediting period.

At this time, we will not be providing additional comments on the post-effective amendments. We expect that Pacific Life will address the significant disclosure issues raised by these filings prior to their effectiveness or will withdraw the filings. We may provide additional comments after we have reviewed any revisions that are made by Pacific Life.

Thank you for your consideration.

Sincerely,

Harry Eisenstein
Branch Chief